NO ACT





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



16004232

DIVISION OF
CORPORATION FINANCE

March 1, 2016

Act: 1934
Section:
Rule: 14a-8 (CODS)
Public Availability: 3-1-16

Kimberly D. Pittman
CBS Corporation
kim.pittman@cbs.com

Re: CBS Corporation
Incoming letter dated January 26, 2016

Dear Ms. Pittman:

This is in response to your letter dated January 26, 2016 concerning the shareholder proposal submitted to CBS by the Province of St. Joseph of the Capuchin Order. We also have received a letter on the proponent's behalf dated February 25, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

March 1, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CBS Corporation
Incoming letter dated January 26, 2016

The proposal requests that CBS adopt time-bound quantitative, company-wide goals, taking into consideration the most recent Intergovernmental Panel on Climate Change guidance for reducing total greenhouse gas emissions, and issue a report on its plans to achieve these goals.

We are unable to concur in your view that CBS may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on reducing greenhouse gas emissions and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that CBS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that CBS may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that CBS's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that CBS may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 25, 2016

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to CBS Corporation

Dear Sir/Madam:

I have been asked by the Province of St. Joseph of the Capuchin Order (hereinafter referred to as the "Proponent"), which is the beneficial owner of shares of common stock of CBS Corporation (hereinafter referred to either as "CBS" or the "Company"), and which has submitted a shareholder proposal to CBS, to respond to the letter dated January 26, 2015, sent to the Securities & Exchange Commission by the Company, in which CBS contends that the Proponent's shareholder proposal may be excluded from the Company's year 2016 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in CBS's year 2016 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponent's shareholder proposal requests the Company to "adopt time-based company-wide goals" for reducing its greenhouse gas emissions and to report on its plans for achieving these goals

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RULE 14a-8(i)(7)

The Company concedes that shareholder proposals concerning climate change raise significant policy issues. (First sentence, second paragraph, page 5 of its letter.) See, most recently, *AES Corporation* (January 19, 2016). The Company goes on to say that proposals may nevertheless be excluded even if they "touch upon" climate change if they also address other ordinary business matters. Even conceding that this is so, the assertion is not relevant to the Proponent's shareholder proposal since that proposal addresses climate change and climate change only. Greenhouse gas emissions by the Company are not merely "touched upon" by the proposal. Rather, they are the sole and exclusive matter addressed by the shareholder proposal.

Finally, CBS asserts, without either precedent or logic, that environmental proposals raise significant policy issues only for registrants in the energy, finance and transportation industries. First of all, this is an inaccurate reading of Staff no-action letters with respect to environmental proposals, since the Staff has refused to grant no-action letters to companies that not only were not in those industries, but were not even primarily product manufacturers. A representative sample of such letters would include *Apple Inc.* (December 29, 2014); *Lowe's Companies, Inc.* (March 17, 2014); *Kohl's Corporation* (January 28, 2014); *Choice Hotels International. Inc.* (February 25, 2013); *Wal-Mart Stores, Inc.* (March 28, 2011); *Loewe's Companies, Inc.* (March 16, 2011). Secondly, there is no logic to the distinction. For example, it is not readily apparent that financial companies are closer to oil and gas companies with respect to their greenhouse gas emission than is CBS. Although it is probable that neither financial companies nor CBS generate large quantities of such emissions in their own operations, CBS apparently has no idea how great a quantity of emissions it creates. (See item CC8.5 in the Company's Exhibit B.) Nevertheless it is probable that CBS has greater emissions than many financial companies. For example, the Company's most recent 10-K, filed February 16, 2016, reveals that it owns over two and one half million square feet of office space in New York and San Francisco (plus office space elsewhere) and 65 acres of production facilities in Los Angeles. It also owns a major book publisher, Simon & Schuster. On the other hand, financial companies with probably much less in the way of emission creating activity have failed to exclude shareholder proposals on environmental matters. See, e.g., *The Goldman Sachs Group, Inc.* (March 1, 2011; *The Goldman Sachs Group, Inc.* (February 7, 2011). Indeed, environmental proposals that pertain to the financial company's portfolio, rather than to the registrant's own emissions, have been deemed non-excludable. See. E.g. *Franklin Resources, Inc.* (November 24, 2015) (report on proxy voting by registrant on environmental matters); *PNC Financial Services Group Inc.* (February 13, 2013) (registrant's loan portfolio, no-action letter cited by the Company on page 5 of its letter); *NYSE Euronext* (February 12, 2013) (environmental disclosure by listed companies). It is therefore clear that the distinction that the Company has tried to draw is wholly without foundation in the actual letters that the Staff has issued. Rather it is contradicted by those letters. Furthermore, CBS has advanced absolutely no logical rationale for the distinction that it has attempted to make.

In short, it is clear beyond cavil that the Company has failed to carry its burden of establishing the applicability of Rule 14a-8(i)(7) to the Proponent's shareholder proposal.

RULE 14a-8(i)(10)

The Company places exclusive reliance on a five year old report (Company's Exhibit C) that has nice pictures (45% of the pages are full page pictures) but that fails utterly to address the request made in the Proponent's shareholder proposal, which requests that CBS establish "goals" to reduce its greenhouse gas emissions. Although not addressed in Company's Exhibit C, the shareholder proposal's request is explicitly addressed in the Company's Exhibit B, published four years later. Item CC3.1 in the Company's Exhibit B asks whether the company has "an emission reduction target". The Company's reply is a flat "NO". Since the Company has expressly stated that it has no reduction goals, it is patently absurd for it to contend that it has substantially implemented the Proponent's shareholder proposal requesting it to establish such goals.

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Kimberly D. Pittman
Rev. Michael Crosby
Josh Zinner

KIMBERLY D. PITTMAN
SENIOR VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
CORPORATE AND SECURITIES



CBS CORPORATION
51 WEST 52ND STREET
NEW YORK, NEW YORK 10019-6188
(212) 975-5896
FAX: (212) 597-4063
kim.pittman@cbs.com

VIA EMAIL (shareholderproposals@sec.gov)

January 26, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation - Shareholder Proposal Submitted by The Province of St. Joseph of the Capuchin Order

Ladies and Gentlemen:

On behalf of CBS Corporation, a Delaware corporation (the "Company"), we are filing this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the shareholder proposal described below (the "Proposal") from the Company's proxy statement and form of proxy (together, the "2016 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2016 annual meeting of stockholders (the "2016 Annual Meeting"). For the reasons set forth below, the Company respectfully requests confirmation that the Staff of the Division of Corporation Finance of the Commission (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from the 2016 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008) ("SLB 14D"), question C, we have submitted this letter and the related correspondence from the Proponent (defined below) to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its 2016 Proxy Materials with the Commission. A copy of this letter and its attachments is being mailed simultaneously to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2016 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

THE PROPOSAL

On December 11, 2015, the Company received the Proposal dated December 10, 2015 from Rev. Michael H. Crosby, as agent for The Province of St. Joseph of the Capuchin Order (the "Proponent") with respect to the 2016 Proxy Materials relating to the Company's 2016 Annual Meeting. The resolution in the Proposal reads as follows:

> "**RESOLVED:** Shareholders request CBS adopt time-bound quantitative, company-wide goals, taking into consideration the most recent Intergovernmental Panel on Climate Change (IPCC) guidance for reducing greenhouse gas (GHG) emissions, and issue a report by September 2016, at reasonable cost and omitting proprietary information, on its plans to achieve these goals."

A copy of the Proposal, including the related Supporting Statement and correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may properly exclude the Proposal from its 2016 Proxy Materials pursuant to:

- Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(10), as the Proposal has already been substantially implemented.

A. Analysis under Rule 14a-8(i)(7)

The Proposal May be Excluded Under Rule 14a-8(i)(7) Because it Deals with a Matter Related to the Company's Ordinary Business Operations.

1. The Proposal impermissibly seeks to shift to shareholders complex decisions regarding the Company's day-to-day operations that should be left to management and therefore seeks to impermissibly micro-manage the Company's business.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." According to the Commission, the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

The 1998 Release also provides that "the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Company is a global mass media company with businesses that span the media and entertainment industries, including CBS Television Network, cable networks, content production and distribution, television and radio stations, Internet-based businesses, and consumer publishing. The Company's content is distributed throughout the United States and in multiple countries around the world. The Company is not in the energy business, but decision-making that impacts the Company's energy consumption – such as the choice of technology to be employed in the creation and distribution of entertainment and media content – is an ongoing aspect of the Company's day-to-day business, at many different levels of the management chain.

As detailed in the Company's latest annual disclosures to the Carbon Disclosure Project (the "CDP Report"), which has been available on the website of the Carbon Disclosure Project[1] and is attached hereto as Exhibit B, the Company has established a proactive process for evaluating and facilitating environmental and energy use strategies, primarily driven through a Corporate Environmental Health and Safety Council (the "Council"). The Council is comprised of Company experts in these areas and corporate and division level executives from the Company's global operations. Energy reduction strategies are planned and executed on a location level.

As described in the CDP Report, the Company routinely monitors and evaluates the risks and opportunities associated with climate change, at both the corporate and business unit level, through the Council, as well as through the Company's government affairs, law, corporate communications, investor relations, human resources, risk management, finance corporate development, sourcing, facilities, and EcoMedia departments. The risks and opportunities considered by these groups include regulatory and legislative developments; customer needs; physical facility sites, developments and modifications; and business planning, among others. At the location level, location managers and facilities engineers generally assess risks and opportunities specific to their location and implement strategies, such as energy efficiency or alternative energy projects.

The Proposal requests that the Company adopt "time-bound quantitative, company-wide goals" for reducing GHG emissions and directs the Company to be guided by recent IPCC guidance in adopting those goals. The Company's decision-making with respect to the strategies to be employed for the reduction of its energy consumption and GHG emissions necessarily involves an assessment of the Company's day-to-day use of various energy resources. Particularly given the Company's global footprint and decentralized structure, this

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[1] https://www.cdp.net/en-US/Pages/CDPAdvancedSearchResults.aspx?k=CBS

assessment includes the evaluation of a complex set of operational, economic and technological considerations, including the testing of new technologies, budgets, capital expenditures, engineering, and multi-jurisdictional market analysis and regulatory compliance, among many others. Thus, the Proposal implicates exactly the type of day-to-day decision-making that is properly left to management and is not a proper subject for shareholder oversight. Furthermore, implementing the Proposal would involve decisions regarding which technologies and energy sources best suit the Company for use in its operations and would micro-manage the Company's current process outlined above. In this way, the Proposal impermissibly probes too deeply into complex matters upon which Company employees, such as the Council members, are in a better position to make an informed judgement.

The Staff has previously concurred in the exclusion of proposals that sought reports relating to a company's choice of processes and technologies used in its operations on the basis that such proposals relate to that company's ordinary business operations. In *FirstEnergy Corp. (Mar. 8, 2013)* ("FirstEnergy 2013"), the proposal requested a report regarding the actions that the Company was taking or could take to reduce risk through diversifying its energy resources to include increased energy efficiency and renewable energy resources. FirstEnergy argued that the proposal was intended to influence its choice of technologies and resources used to generate electricity and thus sought to impermissibly micro-manage the company. The Staff concurred in the exclusion of the proposal, under Rule 14a-8(i)(7), because it concerned the company's "choice of technologies" for use in its operations. *See also Dominion Resources, Inc. (Feb. 14, 2014)* (concurring in the exclusion of a proposal requesting that the company review risks under its current plan for developing solar generation, noting that the proposal related to ordinary business operations because "the proposal concerns the company's choice of technologies for use in its operations."); and *CSX Corp.* (*Jan. 24, 2011*) (concurring in the exclusion of a proposal that the company develop a kit that would allow it to convert a majority of its locomotive fleet to a more efficient system, as "[p]roposals that concern a company's choice of technologies for use in its operations are excludable under rule 14a-8(i)(7)").

Similar to the precedents cited above, the Proposal concerns the Company's decision-making with respect to its choices of technologies and energy resources for operating its global, multi-faceted businesses. These tasks are fundamental to management's ability to run the Company on a day-to-day basis. The requirements of the Proposal would effectively transfer responsibility for these operational decisions from management to shareholders. Such micro-management of these complex matters interferes with the Company's ordinary course of business and is the kind of proposal the 1998 Release sought to exclude. For these reasons, the Proposal should be excluded under Rule 14a-8(i)(7).

2. *Although the Proposal relates to a significant social policy issue, it does not "focus" on a significant policy issue as it relates to the Company, and the "nexus" between the nature of the Proposal and the Company is not sufficient to overcome the micro-management of the Company's business.*

The Commission has stated that "proposals relating to [ordinary business] matters but *focusing* on sufficiently significant social policy issues...generally would not be considered to be excludable." *1998 Release (emphasis added).* The Staff has noted that, "In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) *as long as sufficient nexus exists between the nature of the proposal and the company.*" *Staff Legal Bulletin 14E (Oct. 27, 2009)* ("SLB 14E") *(emphasis added.)* Notwithstanding the foregoing, "in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7)." *Id.*

The Company acknowledges that the Staff has deemed "climate change" to be a significant social policy issue and has determined that certain proposals that *focus* on significant environmental policy issues are not excludable. In these instances, the proposals transcended ordinary business operations, and there was a sufficient nexus between the "significant social policy issue" and the company. *See DTE Energy Co. (Jan. 26, 2015)* (declining to concur that the company could exclude a proposal requesting an assessment on how the company is adapting or could adapt its business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce GHG emissions, as the proposal *focused* on reducing GHG emissions); *J.B. Hunt Transport Services (Jan. 12, 2015)* (declining to concur that the company could exclude a proposal requesting that the company adopt quantitative goals for reducing GHG emissions from the company's operations and products, as the proposal *focused* on reducing GHG emissions); *Devon Energy Corp. (Mar. 19, 2014)* (declining to concur that the company could exclude a proposal requesting a report on the company's goals and plans to address global concerns regarding the contribution of fossil fuel use to climate change because it *focused* on climate change); *PNC Financial Services Group. Inc. (Feb. 13, 2013)* (declining to concur that the company could exclude a proposal requesting a report assessing GHG emissions resulting from the company's lending portfolio and its exposure to climate risk in its lending, investing and financial activities, as the proposal *focused* on climate change); and *Norfolk Southern Corporation (Jan. 15, 2010)* (declining to concur that the company could exclude a proposal requesting that the board adopt quantitative goals for reducing GHG emissions from the company's operations, as the proposal *focused* primarily on reducing GHG emissions).

Notably, however, the Staff has concurred in the exclusion of proposals when they are deemed to address ordinary business matters, *even if* they also touch upon a significant social policy issue, including climate change. *See FirstEnergy 2013* (concurring in the exclusion of a proposal, discussed above, pursuant to Rule 14a-8(i)(7), even though framed in the context of climate change as a significant social policy issue); *Dominion Resources Inc. (Feb. 3, 2011)* (concurring in the exclusion of a proposal requesting that the company initiate a financing program for rooftop solar or wind power); *Assurant, Inc. (Mar. 17, 2009)* (concurring that the company could exclude a proposal calling for a report on the company's plans to address climate change); *Foundation Coal Holdings, Inc. (Mar. 11, 2009)* (concurring that the company could exclude a proposal calling for a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from its operations and from the use of its primary products); *General Electric Co. (Jan. 9, 2009)* (concurring that the company could exclude a proposal calling for a report on the costs and benefits of divesting the company's nuclear energy investment and instead investing in renewable energy); *Centex Corporation (May 14, 2007)* (concurring that the company could exclude a proposal calling for management to assess how the company is responding to rising regulatory, competitive and public pressure to address climate change); *Ryland Group, Inc. (Feb. 13, 2006)* (concurring that the company could exclude a proposal calling for a report on the company's response to rising regulatory, competitive and public pressure to increase energy efficiency); and *American International Group, Inc. (Feb. 11, 2004)* (concurring that the company could exclude a proposal calling for a report providing a comprehensive assessment of strategies to address the impacts of climate change on the company's business).

The *DTE Energy* line of precedent cited above is distinguishable from the Proposal at bar, in that those proposals focused on the impact of climate change concerns on companies that either operate in or finance the energy sector or are in the fossil-fuel burning transport business. In contrast, as a mass media company, we are not in the business of producing, selling or distributing fossil fuels, the business of transport, or the business of financing or insuring any such businesses. Unlike these types of companies, the Company has a relatively small footprint with respect to GHG emissions. The Company does not produce direct GHG emissions, but rather produces indirect emissions, as it is largely a *consumer* of electricity and not a significant direct *generator* of GHGs. Thus, while the Staff has found that the *DTE Energy* line of proposals do transcend ordinary business operations for those types of companies, whose businesses have a more profound direct effect on climate change and GHG emissions, the Proposal, as applied to the Company, does not implicate broader environmental issues so significant that it transcends the Company's day-to-day business. As such, the Proposal does not *focus* on a significant policy issue as it relates to the Company, but instead, as discussed above, focuses on the operational choices of the Company – *i.e.*, decisions on which energy sources and related technologies are best for the Company's operations.

Even if the Staff finds that the Proposal does focus on a significant policy issue, the *nexus* between the Company's business and the issue of GHG emissions reduction is insufficient to overcome the Proposal's micro-management of the Company's business. In the *DTE Energy* line of precedent, the companies have a much bigger GHG footprint than the Company and, therefore, contribute much more to climate change and GHG emission concerns. Further, climate change policies, regulations and concerns have, and likely will continue to have, a much greater impact on each of these companies. For example, in *FirstEnergy Corp. (Feb. 8, 2015)*, the proponents, in arguing that there was a sufficient nexus between the nature of the proposal and FirstEnergy Corp., noted that the proposal related to "the growing risks of climate change caused by greenhouse gas emissions, that [FirstEnergy] is one of the largest emitters of carbon dioxide" in its industry, and that the proposal's request that [FirstEnergy] adopt goals to reduce its emissions "will reduce greenhouse gas pollution and help combat climate change." The Staff agreed with the proponents in that case. Here, even if the Company were to adopt the Proposal, the Company would not have such an impact on helping to combat climate change or reduce GHG emissions on the same scale as, say, FirstEnergy, or any of the other types of companies noted above that have a more direct link to GHG emissions. Thus, if the Staff does indeed find that the Proposal *focuses* on a significant policy issue as it relates to the Company, the *nexus* between the nature of the purported significant social policy issue in the Proposal (*i.e.*, the reduction of GHG emissions) and the business of this Company (*i.e.*, mass media) is not sufficient to overcome the Proposal's micro-management of this particular Company's business. Therefore, the Proposal is excludable under Rule 14a-8(i)(7).

B. Analysis under Rule 14a-8(i)(10)

The Proposal May be Excluded Under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The purpose of this exclusion is "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See* Exchange Act Release No. 34-20091 (August 16, 1983); and Exchange Act Release No. 34-12598 (July 7, 1976) (discussing the predecessor to Rule 14a-8(i)(10)). Further, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release. The Staff has consistently concurred that a proposal has been "substantially implemented" and may be excluded, when a company can demonstrate that it already has taken actions to address the underlying concerns and "essential objectives" of a stockholder proposal. *See Anheuser-Busch Companies, Inc. (Jan. 17, 2007)*.

In articulating this standard, the Staff has repeatedly determined that a company has substantially implemented a proposal when the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc. (Mar. 28, 1991)*. For example, in *Entergy Corporation (Feb. 14, 2014)* the proponents requested that the company prepare a report, reviewed by independent board members, on policies the company could adopt to reduce its GHG emissions. Entergy argued that it had already adopted policies and practices to reduce GHG emissions and had provided extensive information in this regard in its annual sustainability report and through its annual disclosures to the Carbon Disclosure Project, both of which reports were publicly available. Entergy made the case that it had addressed the concerns of the proposal - its essential objectives – as the Company had already provided the public disclosures requested. The Staff agreed that, even though the reports had not been reviewed by independent board members, the proposal could be excluded, noting that the company's "public disclosures compare[d] favorably with the guidelines of the proposal" and thus the company had substantially implemented the proposal. Similarly, in *Duke Energy Corporation (Feb. 21, 2012)*, the proponent submitted a proposal requesting that Duke Energy's independent directors assess actions the company is taking or could take to reduce GHG emissions. Duke Energy argued that the information was already available in its public filings with the Commission and in its sustainability report. Although the disclosures were not made in precisely the manner contemplated by the proponent (*e.g.*, the company's independent directors had not reviewed and issued a report), the Staff agreed that the proposals had been substantially implemented, finding that Duke's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal." *See also Apple Inc.* (*Dec. 11, 2014*); *Wal-Mart Stores, Inc.* (*March 27, 2014*); *Hewlett-Packard Co.* (*Dec. 18, 2013*); *Starbucks Corporation* (*Nov. 27, 2012*); *Exelon Corporation* (*Feb. 26, 2010*); *ConAgra Foods, Inc.* (*Jul. 3, 2006*); *Exxon Mobil Corporation* (*Mar. 18, 2004*); and *Excel Energy, Inc.* (*Feb. 17, 2004*).

In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when, as in this case, a company has already substantially implemented the essential objective of a proposal, even if by means other than those suggested by the proponent. Here, the "essential objective" of the Proposal is that the Company adopt goals for reducing total GHG emissions and provide a report to the shareholders on plans to achieve those goals. The Company believes that it has already substantially implemented the essential objective sought by the proponent through the Company's publicly available CDP Report, which details the processes currently in place for evaluating and implementing GHG emission reduction strategies, as discussed above, and through the goals and specific initiatives identified in the Company's Green Report, which has been available to the public on the Company's website[2] and has been provided to the proponent (as attached hereto as Exhibit C.)

As described in the Green Report and the CDP Report, and discussed above, the Company has gone to great lengths to put procedures in place to research, evaluate, develop and implement environmental initiatives, including with respect to the reduction of GHG emissions. Stating that the Company remains "committed to continuing our significant progress in key green initiatives year after year," the Green Report notes that the Company has goals for each of its business units, including "cutting carbon footprints and reducing greenhouse gas emissions by using energy sources more efficiently," among other goals. In this regard, the Green Report notes the following actions taken to achieve these particular goals, which actions continue to be part of the Company's ongoing practice:

- Energy efficiency improvements made in all business units, including an ongoing migration to new LED lighting and other low-energy use lighting systems, which not only cut electric consumption but also reduce heat and the need for cooling;

- Motion sensor and other automated programs to turn off equipment when not in use and highly efficient technology and practices reducing our overall power needs;

- Solar panel installations on some stages, buildings and production vehicles which generate green, renewable electricity;

- "Cool Roof" technology and energy efficient green roof practices that significantly cut building energy consumption; and

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[2] https://www.cbscorporation.com/wp-content/uploads/2015/12/CBS_GreenR_SINGLE_HIRES.pdf

- The replacement of old transmitters with more efficient units that create less heat and use less electricity.

The Green Report goes on to highlight, on pages 12-15, specific environmental achievements at various business units, in certain instances citing the anticipated and actual savings in electricity costs and kilowatt hours.

Further, as previously noted, the CDP Report describes the procedures that the Company already has in place for monitoring and evaluating the risks and opportunities associated with climate change. The CDP Report states clearly that climate change is integrated into the Company's business strategy and describes in detail the processes used by the Company for identifying risks and opportunities associated with climate change, including as they relate to energy efficiency or alternative energy projects. It also provides examples of energy efficient solutions the Company has already implemented, including the use of green roofs, energy efficient lighting (including LEDs), fuel cell energy supplies and solar power. While the Company does not specify a emissions reduction target in the CDP Report, the Company notes that it looks for opportunities at the individual location level to lower emissions on a case-by-case basis and that it expects emissions to decline over the next five years as a result. However, the CDP Report does specify the means by which the Company collects and calculates energy usage and cost data from domestic operations and provides data on its emissions performance, noting the Company's decrease in global emissions year-over-year. The Company further describes in the CDP Report how the implementation of certain environmental initiatives enable GHG emissions to be avoided by third parties – for example, four passive photovoltaic arrays and six fuel cells generated over 22 million kilowatt-hours of electricity at certain production facilities, which are frequently leased to outside production companies. Importantly, the CDP Report notes the Company's increased focus on scrutinizing additional opportunities to reduce electrical usage and fuel consumption.

Similar to *Entergy* and *Duke*, the Company has already articulated goals and commitments, and has taken actions, to reduce GHG emissions, and has provided disclosures in reports that are publicly available. Thus, the Company has addressed the Proposal's underlying concern and essential objective that the Company adopt goals for reducing total GHG emissions and provide a report to shareholders on plans to achieve those goals. Where a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. The Company already has articulated and implemented multiple initiatives related to plans for reducing GHG emissions, as publicized through the Green Report and the CDP Report. Accordingly, the Company believes it has satisfactorily addressed the Proposal's underlying concerns and essential objective, and that its "policies, practices and procedures," as described in the publicly available Green Report and the CDP Report, compare favorably with the guidelines of the Proposal. For these reasons, the Proposal should be excluded on the basis that it is has been substantially implemented under Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, the Company believes that the Proposal may be omitted from the Company's 2016 Proxy Materials. Accordingly, we respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2016 Proxy Materials.

If you have any questions regarding this request, please do not hesitate to contact the undersigned at (212) 975-5896. Thank you for your consideration.

Very truly yours,

cc: Michael H. Crosby
Larry Tu (CBS Corporation)
Senior Executive Vice President and Chief Legal Officer
Jonathan Anschell (CBS Corporation)
Executive Vice President, Deputy General Counsel and Secretary

EXHIBIT A

CORPORATE RESPONSIBILITY OFFICE

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
MikeCrosby@aol.com

Ms. Angeline Straka, Secretary
Office of the Corporate Secretary
CBS Corporation
51 West 52nd Street
New York, New York 10019

December 10, 2015

Dear Ms. Straka:

The Province of St. Joseph of the Capuchin Order has among its top priorities, the integrity of creation. With the world gathering in Paris to address climate change, it is clear we all must be doing what we can to reduce the risks associate with climate change. This is especially true of companies like CBS that, to our knowledge, has not made clear commitments to set scientifically measureable greenhouse gas emission reduction goals. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has continuously owned at least $2,000 worth of CBS Corporation Class A stock and also has continuously owned at least $2,000 worth of CBS Corporation Class B stock for over one year and will be holding these same amounts of stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 10, 2015.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of CBS Corporation shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

As always, I hope we might come to some kind of agreement on this issue in a way that find us withdrawing the attached resolution.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

CBS

RESOLVED: Shareholders request CBS adopt time-bound quantitative, company-wide goals, taking into consideration the most recent Intergovernmental Panel on Climate Change (IPCC) guidance for reducing total greenhouse gas (GHG) emissions, and issue a report by September 2016, at reasonable cost and omitting proprietary information, on its plans to achieve these goals.

Supporting Statement

In order to mitigate the worst impacts of climate change, the IPCC estimates that a 55 percent reduction in GHG emissions globally is needed by 2050 (relative to 2010 levels) to stabilize global temperatures, entailing a US target reduction of 80 percent.

The costs of failing to address climate change are significant and estimated to have an average value at risk of $4.2 trillion globally—representing 6% current market capitalization of all the world's stock markets (*The Economist*, Intelligence Unit, 2015). *Risky Business: The Economic Risks of Climate Change in the United States (2014)*, an analysis of climate change impacts, found serious economic effects including property damage, shifting agricultural patterns, reduced labor productivity, and increased energy costs. These effects could substantially impact a company's business operations, revenue, or expenditure.

Setting GHG emission targets is widespread among US companies and can have positive financial outcomes. Presently, 60 percent of Fortune 100 companies have GHG reduction commitments, renewable energy commitments, or both. A report published by WWF, Carbon Disclosure Project (CDP), and McKinsey & Company, *The 3% Solution: Driving Profits Through Carbon Reduction (2013)*, found that companies with GHG targets achieved an average of 9% better return on investment than companies without targets. Additionally, the 79% of companies in the S&P 500 that report to CDP earned a higher return on their carbon reduction investments than on their overall corporate capital investments. Also, the 53 Fortune 100 companies reporting on climate and energy targets to CDP are saving $1.1 billion annually through their emission reductions and renewable energy initiatives. These goals enable companies to reduce costs, build resilient supply chains, and manage operational and reputational risk.

We are concerned CBS may be lagging behind its industry peers. Companies including the Walt Disney Company and Time Warner Cable all have specific emission reduction targets.

Investors with $95 trillion in assets have supported the CDP which seeks corporate reporting on climate change and received responses from 81% of companies in the Global 500 in 2013. CBS's response to date on how it is managing risks and opportunities related to climate change falls short.

While CBS's products help its clients reduce energy usage and climate impacts, our company has not publicly set carbon emissions reductions or renewable energy targets for its own operations. We believe this may have negative consequences for CBS and long-term shareholder value.

EXHIBIT B

Module: Introduction

Page: Introduction

CC0.1

Introduction
Please give a general description and introduction to your organization.

CBS Corporation is a U.S. based mass-media company focused on television and radio broadcasting, print and electronic publishing, television and cable-tv production and distribution and film production. CBS Corporation is headquartered in New York, New York.

CC0.2

Reporting Year
Please state the start and end date of the year for which you are reporting data.
The current reporting year is the latest/most recent 12-month period for which data is reported. Enter the dates of this year first.
We request data for more than one reporting period for some emission accounting questions. Please provide data for the three years prior to the current reporting year if you have not provided this information before, or if this is the first time you have answered a CDP information request. (This does not apply if you have been offered and selected the option of answering the shorter questionnaire). If you are going to provide additional years of data, please give the dates of those reporting periods here. Work backwards from the most recent reporting year.
Please enter dates in following format: day(DD)/month(MM)/year(YYYY) (i.e. 31/01/2001).

Enter Periods that will be disclosed

Enter Periods that will be disclosed

Wed 01 Jan 2014 - Wed 31 Dec 2014

CC0.3

Country list configuration

Please select the countries for which you will be supplying data. If you are responding to the Electric Utilities module, this selection will be carried forward to assist you in completing your response.

Select country

United States of America

CC0.4

Currency selection

Please select the currency in which you would like to submit your response. All financial information contained in the response should be in this currency.

USD($)

CC0.6

Modules
As part of the request for information on behalf of investors, electric utilities, companies with electric utility activities or assets, companies in the automobile or auto component manufacture sub-industries, companies in the oil and gas sub-industries, companies in the information technology and telecommunications sectors and companies in the food, beverage and tobacco industry group should complete supplementary questions in addition to the main questionnaire.
If you are in these sector groupings (according to the Global Industry Classification Standard (GICS)), the corresponding sector modules will not appear below but will automatically appear in the navigation bar when you save this page. If you want to query your classification, please email respond@cdp.net.

If you have not been presented with a sector module that you consider would be appropriate for your company to answer, please select the module below. If you wish to view the questions first, please see https://www.cdp.net/en-US/Programmes/Pages/More-questionnaires.aspx.

ICT

Further Information

CBS Corporation is a U.S. based mass-media company focused on television and radio broadcasting, print and electronic publishing, television and cable-tv production and distribution and film production. CBS Corporation is headquartered in New York, New York.

Module: Management

Page: CC1. Governance

CC1.1

Where is the highest level of direct responsibility for climate change within your organization?

Senior Manager/Officer

CC1.1a

Please identify the position of the individual or name of the committee with this responsibility

Vice President, Senior Counsel; Corporate Environmental Health and Safety Council.

CC1.2

Do you provide incentives for the management of climate change issues, including the attainment of targets?

No

CC1.2a

Please provide further details on the incentives provided for the management of climate change issues

Who is entitled to benefit from these incentives?	The type of incentives	Incentivized performance indicator	Comment

Further Information

Some CBS employees, particularly in our EcoMedia division, are compensated and incentivized based on their handling of issues related to climate change. CBS has established a Corporate Environmental Health and Safety Council composed of environmental, health and safety ("EH&S") professionals and corporate and division level business executives from its worldwide operations to evaluate and facilitate environmental and energy use strategies. Planning and executing energy reduction strategies and taking advantage of energy reduction strategies is done on a location level.

Page: CC2. Strategy

CC2.1

Please select the option that best describes your risk management procedures with regard to climate change risks and opportunities

A specific climate change risk management process

CC2.1a

Please provide further details on your risk management procedures with regard to climate change risks and opportunities

Frequency of monitoring	To whom are results reported?	Geographical areas considered	How far into the future are risks considered?	Comment

Frequency of monitoring	To whom are results reported?	Geographical areas considered	How far into the future are risks considered?	Comment
Six-monthly or more frequently	Senior manager/officer		> 6 years	

CC2.1b

Please describe how your risk and opportunity identification processes are applied at both company and asset level

CBS routinely monitors and evaluates the risks and opportunities associated with climate change. Those risks and opportunities are evaluated at the corporate level and at the business unit level. The scope of the risks and opportunities considered includes regulatory and legislative developments; potential physical aspects of climate change; customer needs; physical plant siting, developments and modifications; business planning; reputation; and investor concerns. Risks and opportunities are identified and evaluated by various corporate level and business unit level groups including the Environmental Health and Safety ("EH&S") Council, Government Affairs, Law Department, Corporate Communications, Investor Relations, Human Resources, EcoMedia, Risk Management, Finance, Corporate Development, Sourcing (purchasing) and Facilities. At the location level, the location managers and facilities engineers generally assess risks and opportunities specific to their location and implement the necessary local strategies such as energy efficiency or alternative energy projects. The EH&S Council serves in a coordinating role for the assessment of climate change risks and opportunities, recommends corporate strategies and encourages facility level projects. Communication and action on such issues and projects is through the defined lines of communication and responsibility for the various business units and corporate groups.

CC2.1c

How do you prioritize the risks and opportunities identified?

Risks and opportunities are prioritized by how they might impact the corporation or business unit, the assets needed to take advantage of the opportunity, and the potential return on investment.

CC2.1d

Please explain why you do not have a process in place for assessing and managing risks and opportunities from climate change, and whether you plan to introduce such a process in future

Main reason for not having a process	Do you plan to introduce a process?	Comment

CC2.2

Is climate change integrated into your business strategy?

Yes

CC2.2a

Please describe the process of how climate change is integrated into your business strategy and any outcomes of this process

CBS currently does not track its Scope 1 emissions leaving Scope 2 emissions as its primary focus and opportunity for emissions reductions. CBS takes advantage of opportunities to reduce its energy consumption and greenhouse gas emissions where economically practicable. CBS also offers advertisers the opportunity to support greenhouse gas reducing projects in the local communities we serve through its "EcoAds" program (www.ecomedia.cbs.com). Furthermore, CBS provides education and reporting of climate change issues through its various media and entertainment resources.

CC2.2b

Please explain why climate change is not integrated into your business strategy

CC2.2c

Does your company use an internal price of carbon?

No, and we currently don't anticipate doing so in the next 2 years

CC2.2d

Please provide details and examples of how your company uses an internal price of carbon

CC2.3

Do you engage in activities that could either directly or indirectly influence public policy on climate change through any of the following? (tick all that apply)

Direct engagement with policy makers

CC2.3a

On what issues have you been engaging directly with policy makers?

Focus of legislation	Corporate Position	Details of engagement	Proposed legislative solution
Energy efficiency	Support	CBS supports those activities that have a cross benefit to society and to CBS. The demands to reduce operational costs across the corporation has led CBS to investigate and implement solutions where CBS can lower its energy use and increase efficiency. The use of green roofs, energy efficient lighting including LEDs, fuel cell energy supply and solar power are examples of energy efficient solutions CBS has implemented. The use of energy efficient solutions at times requires CBS to engage with local, state, and Federal government to enable these solutions to be implemented.	
Clean energy generation	Support	CBS supports those activities that have a cross benefit to society and to CBS. Increasing energy costs have caused CBS to look at energy generation alternatives such as solar and fuel cell systems that not only use free or lower cost sources of fuel, but are also "clean" compared to other means of generating energy. The use of alternative energy generation solutions at times requires CBS to engage with local, state, and Federal government to enable these solutions to be implemented.	

CC2.3b

Are you on the Board of any trade associations or provide funding beyond membership?

CC2.3c

Please enter the details of those trade associations that are likely to take a position on climate change legislation

Trade association	Is your position on climate change consistent with theirs?	Please explain the trade association's position	How have you, or are you attempting to, influence the position?

CC2.3d

Do you publicly disclose a list of all the research organizations that you fund?

CC2.3e

Do you fund any research organizations to produce or disseminate public work on climate change?

CC2.3f

Please describe the work and how it aligns with your own strategy on climate change

CC2.3g

Please provide details of the other engagement activities that you undertake

CC2.3h

What processes do you have in place to ensure that all of your direct and indirect activities that influence policy are consistent with your overall climate change strategy?

CBS' EH&S Council serves in a coordinating role for the assessment of climate change risks and opportunities, recommends corporate strategies, and pursues facility level projects with business units and facility managers. CBS engages with local, State, and the Federal government on various issues and projects through the defined lines of communication and responsibility for the various CBS business units and corporate groups.

CC2.3i

Please explain why you do not engage with policy makers

CC2.4

Would your organization's board of directors support an international agreement between governments on climate change, which seeks to limit global temperature rise to under two degree Celsius from pre-industrial levels in line with IPCC scenarios such as RCP2.6?

No opinion

CC2.4a

Please describe your board's position on what an effective agreement would mean for your organization and activities that you are undertaking to help deliver this agreement at the 2015 United Nations Climate Change Conference in Paris (COP 21)

Further Information

Page: CC3. Targets and Initiatives

CC3.1

Did you have an emissions reduction target that was active (ongoing or reached completion) in the reporting year?

No

CC3.1a

Please provide details of your absolute target

ID	Scope	% of emissions in scope	% reduction from base year	Base year	Base year emissions (metric tonnes CO2e)	Target year	Comment

CC3.1b

Please provide details of your intensity target

ID	Scope	% of emissions in scope	% reduction from base year	Metric	Base year	Normalized base year emissions	Target year	Comment

CC3.1c

Please also indicate what change in absolute emissions this intensity target reflects

ID	Direction of change anticipated in absolute Scope 1+2 emissions at target completion?	% change anticipated in absolute Scope 1+2 emissions	Direction of change anticipated in absolute Scope 3 emissions at target completion?	% change anticipated in absolute Scope 3 emissions	Comment

CC3.1d

For all of your targets, please provide details on the progress made in the reporting year

ID	% complete (time)	% complete (emissions)	Comment

CC3.1e

Please explain (i) why you do not have a target; and (ii) forecast how your emissions will change over the next five years

CBS looks for opportunities at the individual location level to lower emissions by increasing energy efficiency, lowering energy use, and using clean sources of energy on a case by case basis. Absent acquisitions, CBS expects emissions to decline modestly over the next five years as individual locations continue to look for energy efficiency opportunities.

CC3.2

Does the use of your goods and/or services directly enable GHG emissions to be avoided by a third party?

Yes

CC3.2a

Please provide details of how the use of your goods and/or services directly enable GHG emissions to be avoided by a third party

In 2014 four passive photovoltaic arrays and six fuel cells generated 22,148,313 kWh (kilowatt-hours) of electricity at the CBS-Television City and Studio Center facilities near Los Angeles, California. Since the CBS studios are frequently leased to outside production companies, these third parties are able to avoid greenhouse gas emissions through the use of CBS assets.

CBS also offers its EcoAd program to its advertisers, which allows them to make greenhouse gas-reducing projects possible through the purchase of advertising. A portion of the proceeds from the sale of each EcoAd directly supports projects that can improve the energy efficiency of public facilities or fund the installation of renewable energy projects for community benefit. EcoAd is not, however, a certification program nor is the EcoAd logo a seal of approval for the advertiser. EcoMedia does not in any way certify, endorse or make any representations about EcoAd advertisers, their products or services. EcoMedia has developed an extensive set of Agreed Upon Procedures (AUP's) by which the greenhouse gas reductions and other benefits of its projects are measured, reported, audited, and verified by an independent 3rd party. Additional information on this program can be found in CBS' Green Report at the CBS Corporation's website: www.cbscorporation.com (in the Investor/Social Responsibility section) and at www.ecomedia.cbs.com .

CC3.3

Did you have emissions reduction initiatives that were active within the reporting year (this can include those in the planning and/or implementation phases)

Yes

CC3.3a

Please identify the total number of projects at each stage of development, and for those in the implementation stages, the estimated CO2e savings

Stage of development	Number of projects	Total estimated annual CO2e savings in metric tonnes CO2e (only for rows marked *)
Under investigation		
To be implemented*		
Implementation commenced*		

Stage of development	Number of projects	Total estimated annual CO2e savings in metric tonnes CO2e (only for rows marked *)
Implemented*		
Not to be implemented		

CC3.3b

For those initiatives implemented in the reporting year, please provide details in the table below

Activity type	Description of activity	Estimated annual CO2e savings (metric tonnes CO2e)	Scope	Voluntary/ Mandatory	Annual monetary savings (unit currency - as specified in CC0.4)	Investment required (unit currency - as specified in CC0.4)	Payback period	Estimated lifetime of the initiative	Comment
Energy efficiency: Processes	In 2014, CBS installed 2,778 LED lights to replace conventional lighting on billboards owned by CBS Outdoor, achieving significant energy savings. In December 2014, CBS Outdoor was divested by CBS and became a new and non-affiliated company.		Scope 2	Voluntary					
Energy efficiency: Processes	CBS continues the use of fuel cell and photovoltaic systems to generate energy at their TV City and Studio Center, CA facilities.	15272	Scope 2	Voluntary					

CC3.3c

What methods do you use to drive investment in emissions reduction activities?

Method	Comment
Other	As a non-industrial, media company, Scope 2 emissions are the primary focus and offer better opportunities for emissions reductions. CBS seeks to reduce its energy usage where economically practicable. Currently, planning for energy reduction occurs at the location level based on local needs and opportunities. Further, CBS' EH&S Council comprised of EH&S professionals and business executives at both the corporation and division levels to, among other things, evaluate and facilitate energy reduction strategies.

CC3.3d

If you do not have any emissions reduction initiatives, please explain why not

Further Information

Page: CC4. Communication

CC4.1

Have you published information about your organization's response to climate change and GHG emissions performance for this reporting year in places other than in your CDP response? If so, please attach the publication(s)

Publication	Status	Page/Section reference	Attach the document
No			

Further Information

Module: Risks and Opportunities

Page: CC5. Climate Change Risks

CC5.1

Have you identified any inherent climate change risks that have the potential to generate a substantive change in your business operations, revenue or expenditure? Tick all that apply

Risks driven by changes in regulation

CC5.1a

Please describe your inherent risks that are driven by changes in regulation

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
Other regulatory drivers	Changes in the regulations covering all of the cited drivers, both in the USA and Internationally, have a potential impact on CBS' operational costs, because they may require CBS to make changes in its physical footprint that were unexpected or at a pace that was	Reduction in capital availability	Unknown	Direct	Unknown	Unknown			

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	not anticipated.								

CC5.1b

Please describe your inherent risks that are driven by change in physical climate parameters

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management

CC5.1c

Please describe your inherent risks that are driven by changes in other climate-related developments

Risk driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management

CC5.1d

Please explain why you do not consider your company to be exposed to inherent risks driven by changes in regulation that have the potential to generate a substantive change in your business operations, revenue or expenditure

CC5.1e

Please explain why you do not consider your company to be exposed to inherent risks driven by physical climate parameters that have the potential to generate a substantive change in your business operations, revenue or expenditure

Although physical climate parameters may have potential to affect CBS business operations, CBS believes that such changes, should they occur, will be gradual (over the course of several decades) allowing for planning and adaptation that avoids disruptions.

CC5.1f

Please explain why you do not consider your company to be exposed to inherent risks driven by changes in other climate-related developments that have the potential to generate a substantive change in your business operations, revenue or expenditure

Given the non-industrial nature of CBS' operations and activities, none of the other climate related developments come into play in any substantive way.

Further Information

Page: CC6. Climate Change Opportunities

CC6.1

Have you identified any inherent climate change opportunities that have the potential to generate a substantive change in your business operations, revenue or expenditure? Tick all that apply

Opportunities driven by changes in other climate-related developments

CC6.1a

Please describe your inherent opportunities that are driven by changes in regulation

Opportunity driver	Description	Potential impact	Timeframe	Direct/Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management

CC6.1b

Please describe the inherent opportunities that are driven by changes in physical climate parameters

Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management

CC6.1c

Please describe the inherent opportunities that are driven by changes in other climate-related developments

Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
Other drivers	The increased focus on climate change has encouraged CBS to scrutinize	Reduced operational costs	Up to 1 year	Direct	Very likely	Low-medium	This information is not currently		

Opportunity driver	Description	Potential impact	Timeframe	Direct/ Indirect	Likelihood	Magnitude of impact	Estimated financial implications	Management method	Cost of management
	further opportunities to reduce electrical usage and fuel consumption. CBS also views its EcoAd program, which allows advertisers to make GHG reducing projects possible for local communities through the purchase of its advertising, as a significant opportunity to garner new business from clients interested in having positive community and environmental impacts.						available.		

CC6.1d

Please explain why you do not consider your company to be exposed to inherent opportunities driven by changes in regulation that have the potential to generate a substantive change in your business operations, revenue or expenditure

No opportunities have been identified.

CC6.1e

Please explain why you do not consider your company to be exposed to inherent opportunities driven by physical climate parameters that have the potential to generate a substantive change in your business operations, revenue or expenditure

No opportunities have been identified.

CC6.1f

Please explain why you do not consider your company to be exposed to inherent opportunities driven by changes in other climate-related developments that have the potential to generate a substantive change in your business operations, revenue or expenditure

Further Information

Module: GHG Emissions Accounting, Energy and Fuel Use, and Trading

Page: CC7. Emissions Methodology

CC7.1

Please provide your base year and base year emissions (Scopes 1 and 2)

Scope	Base year	Base year emissions (metric tonnes CO2e)
Scope 1	Wed 01 Jan 2014 - Wed 31 Dec 2014	
Scope 2	Wed 01 Jan 2014 - Wed 31 Dec 2014	

CC7.2

Please give the name of the standard, protocol or methodology you have used to collect activity data and calculate Scope 1 and Scope 2 emissions

Please select the published methodologies that you use

Other

CC7.2a

If you have selected "Other" in CC7.2 please provide details of the standard, protocol or methodology you have used to collect activity data and calculate Scope 1 and Scope 2 emissions

CBS collects and evaluates Scope 2 energy usage and cost data from its operations throughout the US. CBS calculates its emissions data from the energy usage and cost data year to year and the U.S. Environmental Protection Agency's Greenhouse Gas Equivalencies Calculator (www.epagov/cleanenergy.com).

CC7.3

Please give the source for the global warming potentials you have used

Gas	Reference
CO2	Other: The Emissions & Generation Resource Integrated Database Technical Support Document for the 9th Edition of eGRID with Year 2010 Data (February 2014) U.S. EPA

CC7.4

Please give the emissions factors you have applied and their origin; alternatively, please attach an Excel spreadsheet with this data at the bottom of this page

Fuel/Material/Energy	Emission Factor	Unit	Reference
Electricity	.00068	metric tonnes CO_2e per MWh	U. S. Environmental protection Agency Greenhouse Gas Equivalent Calculator (www.epa.gov/cleanenergy.com

Further Information

Page: CC8. Emissions Data - (1 Jan 2014 - 31 Dec 2014)

CC8.1

Please select the boundary you are using for your Scope 1 and 2 greenhouse gas inventory

Financial control

CC8.2

Please provide your gross global Scope 1 emissions figures in metric tonnes CO_2e

CC8.3

Please provide your gross global Scope 2 emissions figures in metric tonnes CO_2e

223656

CC8.4

Are there are any sources (e.g. facilities, specific GHGs, activities, geographies, etc.) of Scope 1 and Scope 2 emissions that are within your selected reporting boundary which are not included in your disclosure?

Yes

CC8.4a

Please provide details of the sources of Scope 1 and Scope 2 emissions that are within your selected reporting boundary which are not included in your disclosure

Source	Relevance of Scope 1 emissions from this source	Relevance of Scope 2 emissions excluded from this source	Explain why the source is excluded
Unreported Scope 1emissions.	Emissions are not evaluated	Emissions are not evaluated	CBS currently does not measure or track Scope 1 emissions, but does attempt to quantify emission reductions as the result of new equipment and new or renovated buildings and structures.
Unreported Scope 2 emissions.	Emissions are not evaluated	Emissions excluded due to a recent acquisition	Scope 2 emissions are tracked for CBS' US Operations only.

CC8.5

Please estimate the level of uncertainty of the total gross global Scope 1 and 2 emissions figures that you have supplied and specify the sources of uncertainty in your data gathering, handling and calculations

Scope	Uncertainty range	Main sources of uncertainty	Please expand on the uncertainty in your data
Scope 1	Greater than 100%	Other: No data available.	CBS does not collect emissions data.
Scope 2	More than 2% but less than or equal to 5%	Data Gaps Assumptions Extrapolation Other: No data available.	Not all energy data is reported by all CBS locations to corporate purchasing; the use of assumptions such as the average electric rates for States; the extrapolation of data

CC8.6

Please indicate the verification/assurance status that applies to your reported Scope 1 emissions

No emissions data provided

CC8.6a

Please provide further details of the verification/assurance undertaken for your Scope 1 emissions, and attach the relevant statements

Type of verification or assurance	Attach the statement	Page/section reference	Relevant standard	Proportion of reported Scope 1 emissions verified (%)

CC8.6b

Please provide further details of the regulatory regime to which you are complying that specifies the use of Continuous Emissions Monitoring Systems (CEMS)

Regulation	% of emissions covered by the system	Compliance period	Evidence of submission

CC8.7

Please indicate the verification/assurance status that applies to your reported Scope 2 emissions

No third party verification or assurance

CC8.7a

Please provide further details of the verification/assurance undertaken for your Scope 2 emissions, and attach the relevant statements

Type of verification or assurance	Attach the statement	Page/Section reference	Relevant standard	Proportion of reported Scope 2 emissions verified (%)

CC8.8

Please identify if any data points have been verified as part of the third party verification work undertaken, other than the verification of emissions figures reported in CC8.6, CC8.7 and CC14.2

Additional data points verified	Comment
No additional data verified	

CC8.9

Are carbon dioxide emissions from biologically sequestered carbon relevant to your organization?

No

CC8.9a

Please provide the emissions from biologically sequestered carbon relevant to your organization in metric tonnes CO2

Further Information

Page: CC9. Scope 1 Emissions Breakdown - (1 Jan 2014 - 31 Dec 2014)

CC9.1

Do you have Scope 1 emissions sources in more than one country?

No

CC9.1a

Please break down your total gross global Scope 1 emissions by country/region

Country/Region	Scope 1 metric tonnes CO2e

CC9.2

Please indicate which other Scope 1 emissions breakdowns you are able to provide (tick all that apply)

CC9.2a

Please break down your total gross global Scope 1 emissions by business division

Business division	Scope 1 emissions (metric tonnes CO2e)

CC9.2b

Please break down your total gross global Scope 1 emissions by facility

Facility	Scope 1 emissions (metric tonnes CO2e)	Latitude	Longitude

CC9.2c

Please break down your total gross global Scope 1 emissions by GHG type

GHG type	Scope 1 emissions (metric tonnes CO2e)

CC9.2d

Please break down your total gross global Scope 1 emissions by activity

Activity	Scope 1 emissions (metric tonnes CO2e)

CC9.2e

Please break down your total gross global Scope 1 emissions by legal structure

Legal structure	Scope 1 emissions (metric tonnes CO2e)

Further Information

In 2014 CBS did not collect Scope 1 emissions data for the overall corporation. CBS' operations are worldwide.

Page: CC10. Scope 2 Emissions Breakdown - (1 Jan 2014 - 31 Dec 2014)

CC10.1

Do you have Scope 2 emissions sources in more than one country?

No

CC10.1a

Please break down your total gross global Scope 2 emissions and energy consumption by country/region

Country/Region	Scope 2 metric tonnes CO_2e	Purchased and consumed electricity, heat, steam or cooling (MWh)	Purchased and consumed low carbon electricity, heat, steam or cooling accounted for in CC8.3 (MWh)

CC10.2

Please indicate which other Scope 2 emissions breakdowns you are able to provide (tick all that apply)

CC10.2a

Please break down your total gross global Scope 2 emissions by business division

Business division	Scope 2 emissions (metric tonnes CO2e)

CC10.2b

Please break down your total gross global Scope 2 emissions by facility

Facility	Scope 2 emissions (metric tonnes CO2e)

CC10.2c

Please break down your total gross global Scope 2 emissions by activity

Activity	Scope 2 emissions (metric tonnes CO2e)

CC10.2d

Please break down your total gross global Scope 2 emissions by legal structure

Legal structure	Scope 2 emissions (metric tonnes CO_2e)

Further Information

In 2014 CBS collected Scope 2 emissions data for its US operations only.

Page: CC11. Energy

CC11.1

What percentage of your total operational spend in the reporting year was on energy?

More than 0% but less than or equal to 5%

CC11.2

Please state how much fuel, electricity, heat, steam, and cooling in MWh your organization has purchased and consumed during the reporting year

Energy type	MWh
Fuel	
Electricity	324351
Heat	
Steam	
Cooling	

CC11.3

Please complete the table by breaking down the total "Fuel" figure entered above by fuel type

Fuels	MWh

CC11.4

Please provide details of the electricity, heat, steam or cooling amounts that were accounted at a low carbon emission factor in the Scope 2 figure reported in CC8.3

Basis for applying a low carbon emission factor	MWh associated with low carbon electricity, heat, steam or cooling	Comment

Further Information

Page: CC12. Emissions Performance

CC12.1

How do your gross global emissions (Scope 1 and 2 combined) for the reporting year compare to the previous year?

Decreased

CC12.1a

Please identify the reasons for any change in your gross global emissions (Scope 1 and 2 combined) and for each of them specify how your emissions compare to the previous year

Reason	Emissions value (percentage)	Direction of change	Comment
Emissions reduction activities	9.4	Decrease	Several CBS projects which decreased Scope 1 and Scope 2 emissions came on line in late 2013 and early 2014 so the corporation was able to have a complete year of emission change benefit. This included fuel cell projects and increasing the use of LED lighting.
Divestment	37	Decrease	CBS divested a division at mid-year which was a large source of Scope 1 emissions.
Acquisitions		No change	
Mergers		No change	
Change in output		No change	
Change in methodology		No change	
Change in boundary		No change	
Change in physical operating conditions		No change	
Unidentified	53.6	Decrease	Decreases in emissions that can not demonstrably be attributed to CBS projects and initiatives or divestitures have been placed into this category.
Other		No change	

CC12.2

Please describe your gross global combined Scope 1 and 2 emissions for the reporting year in metric tonnes CO2e per unit currency total revenue

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change
0.0000162	metric tonnes CO2e	unit total revenue	22	Decrease	

CC12.3

Please describe your gross global combined Scope 1 and 2 emissions for the reporting year in metric tonnes CO2e per full time equivalent (FTE) employee

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change
11.1	metric tonnes CO2e	FTE employee	32	Decrease	

CC12.4

Please provide an additional intensity (normalized) metric that is appropriate to your business operations

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change
	metric tonnes CO2e				

Further Information

Page: CC13. Emissions Trading

CC13.1

Do you participate in any emissions trading schemes?

No, and we do not currently anticipate doing so in the next 2 years

CC13.1a

Please complete the following table for each of the emission trading schemes in which you participate

Scheme name	Period for which data is supplied	Allowances allocated	Allowances purchased	Verified emissions in metric tonnes CO2e	Details of ownership

CC13.1b

What is your strategy for complying with the schemes in which you participate or anticipate participating?

CC13.2

Has your organization originated any project-based carbon credits or purchased any within the reporting period?

No

CC13.2a

Please provide details on the project-based carbon credits originated or purchased by your organization in the reporting period

Credit origination or credit purchase	Project type	Project identification	Verified to which standard	Number of credits (metric tonnes of CO2e)	Number of credits (metric tonnes CO2e): Risk adjusted volume	Credits cancelled	Purpose, e.g. compliance

Further Information

CBS does not currently participate in any emissions trading.

Page: CC14. Scope 3 Emissions

CC14.1

Please account for your organization's Scope 3 emissions, disclosing and explaining any exclusions

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO2e	Emissions calculation methodology	Percentage of emissions calculated using data obtained from suppliers or value chain partners	Explanation
Purchased goods and services	Relevant, not yet calculated				One aspect of CBS' vendor and product procurement process is to evaluate and compare the vendor's business values and products to CBS' approach to environmental stewardship. No data has been gathered to determine how much of an impact CBS' procurement process is having on the metrics being used here.
Capital goods	Relevant, not yet calculated				With some capital asset purchases, CBS is looking forward and evaluating how a product/equipment rates with energy efficiency, cost savings, and post-life liabilities. When CBS Outdoor began looking at energy costs, LED lighting units were far superior to other alternatives, because of their energy efficiency.
Fuel-and-energy-related activities (not included in Scope 1 or 2)	Not evaluated				
Upstream transportation and distribution	Not evaluated				
Waste generated in	Relevant, not				CBS is evaluating the amount of waste being generated by addressing the

Sources of Scope 3 emissions	Evaluation status	metric tonnes CO2e	Emissions calculation methodology	Percentage of emissions calculated using data obtained from suppliers or value chain partners	Explanation
operations	yet calculated				problem during the product procurement evaluation process. CBS is evaluating the means to reduce turnover of office equipment and how outdated equipment is handled, by looking at different equipment ownership options and pre-arranged agreements for recycling equipment or reclamation of the equipment's precious metals.
Business travel	Not evaluated				
Employee commuting	Not evaluated				
Upstream leased assets	Not evaluated				
Downstream transportation and distribution	Not evaluated				
Processing of sold products	Not evaluated				
Use of sold products	Not evaluated				
End of life treatment of sold products	Not evaluated				
Downstream leased assets	Not evaluated				
Franchises	Not evaluated				
Investments	Not evaluated				
Other (upstream)	Not evaluated				
Other (downstream)	Not evaluated				

CC14.2

Please indicate the verification/assurance status that applies to your reported Scope 3 emissions

No emissions data provided

CC14.2a

Please provide further details of the verification/assurance undertaken, and attach the relevant statements

Type of verification or assurance	Attach the statement	Page/Section reference	Relevant standard	Proportion of Scope 3 emissions verified (%)

CC14.3

Are you able to compare your Scope 3 emissions for the reporting year with those for the previous year for any sources?

No, we don't have any emissions data

CC14.3a

Please identify the reasons for any change in your Scope 3 emissions and for each of them specify how your emissions compare to the previous year

Sources of Scope 3 emissions	Reason for change	Emissions value (percentage)	Direction of change	Comment

CC14.4

Do you engage with any of the elements of your value chain on GHG emissions and climate change strategies? (Tick all that apply)

Yes, our suppliers

CC14.4a

Please give details of methods of engagement, your strategy for prioritizing engagements and measures of success

CBS' engagement with vendors and suppliers is initially through CBS' Corporate Strategic Procurement group. CBS' technical and engineering staff and their consultant partners assist procurement professionals as needed to evaluate new products and equipment alternatives and to help with determining which opportunities make financial sense and the likelihood of a positive result. CBS measures success by its overall financial success and, or meeting the objectives of the procurement/project need.

CC14.4b

To give a sense of scale of this engagement, please give the number of suppliers with whom you are engaging and the proportion of your total spend that they represent

Number of suppliers	% of total spend	Comment
	100%	Suppliers are engaged as contracts are renewed or when new services are procured.

CC14.4c

If you have data on your suppliers' GHG emissions and climate change strategies, please explain how you make use of that data

How you make use of the data	Please give details
We do not have any data	CBS does not gather this information.

CC14.4d

Please explain why you do not engage with any elements of your value chain on GHG emissions and climate change strategies, and any plans you have to develop an engagement strategy in the future

Further Information

Module: Sign Off

Page: CC15. Sign Off

CC15.1

Please provide the following information for the person that has signed off (approved) your CDP climate change response

Name	Job title	Corresponding job category
William D. Wall	Vice President, Senior Counsel	Other:

Further Information

Module: ICT

Page: ICT1. Data center activities

ICT0.1a

Please identify whether "data centers" comprise a significant component of your business within your reporting boundary

No

ICT1.1

Please provide a description of the parts of your business that fall under "data centers"

ICT1.2

Please provide your absolute Scope 1 and 2 emissions and electricity consumption for the data centers component of your business

Business activity	Scope 1 emissions (metric tonnes CO_2e)	Scope 2 emissions (metric tonnes CO_2e)	Annual electricity consumption (MWh)	Electricity data collection method

ICT1.3

What percentage of your ICT population sits in data centers where Power Usage Effectiveness (PUE) is measured on a regular basis?

Percentage	Comment

ICT1.4

Please provide a Power Usage Effectiveness (PUE) value for your data center(s). You can provide this information as (a) an average, (b) a range or (c) by individual data center - please tick the data you wish to provide (tick all that apply)

ICT1.4a

Please provide your average PUE across your data centers

Number of data centers	Average PUE	% change from previous year	Direction of change	Comment

ICT1.4b

Please provide the range of PUE values across your data centers

Number of data centers	PUE Minimum Value	% change of PUE Minimum Value from previous year	PUE Maximum Value	% change of PUE Maximum Value from previous year	Direction of change	Comment

ICT1.4c

Please provide your PUE values of all your data centers

Data center reference	PUE value	% change from previous year	Direction of change	Comment

ICT1.5

Please provide details of how you have calculated your PUE value

ICT1.6

Do you use any alternative intensity metrics to assess the energy or emissions performance of your data center(s)?

ICT1.6a

Please provide details on the alternative intensity metrics you use to assess the energy or the emissions performance of your data center(s)

ICT1.7

Please identify the measures you are planning or have undertaken in the reporting year to increase the energy efficiency of your data center(s)

Status in reporting year	Energy efficiency measure	Comment

ICT1.8

Do you participate in any other data center efficiency schemes or have buildings that are sustainably certified or rated?

ICT1.8a

Please provide details on the data center efficiency schemes you participate in or the buildings that are sustainably certified or rated

Scheme name	Level/certification (or equivalent) achieved in the reporting year	Percentage of your overall facilities to which the scheme applies

ICT1.9

Do you measure the utilization rate of your data center(s)?

ICT1.9a

What methodology do you use to calculate the utilization rate of your data center(s)?

ICT1.10

Do you provide carbon emissions data to your clients regarding the data center services they procure?

ICT1.10a

How do you provide carbon emissions data to your clients regarding the data center services they procure?

ICT1.11

Please describe any efforts you have made to incorporate renewable energy into the electricity supply to your data center(s) or to re-use waste heat

Further Information

Page: ICT2. Provision of network/connectivity services

ICT0.1b

Please identify whether "provision of network/connectivity services" comprises a significant component of your business within your reporting boundary

No

ICT2.1

Please provide a description of the parts of your business that fall under "provision of network/connectivity services"

ICT2.2

Please provide your absolute Scope 1 and 2 emissions and electricity consumption for the provision of network/connectivity services component of your business

Business activity	Scope 1 emissions (metric tonnes CO2e)	Scope 2 emissions (metric tonnes CO2e)	Annual electricity consumption (MWh)	Electricity data collection method

ICT2.3

Please describe your gross combined Scope 1 and 2 emissions or electricity use for the provision of network/connectivity services component of your business as an intensity metric

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change

ICT2.4

Please explain how you calculated the intensity figures given in response to Question ICT2.3

ICT2.5

Do you provide carbon emissions data to your clients regarding the network/connectivity services they procure?

ICT2.5a

How do you provide carbon emissions data to your clients regarding the network/connectivity services they procure?

Further Information

Page: ICT3. Manufacture or assembly of hardware/components

ICT0.1c

Please identify whether "manufacture or assembly of hardware/components" comprises a significant part of your business within your reporting boundary

No

ICT3.1

Please provide a description of the parts of your business that fall under "manufacture or assembly of hardware/components"

ICT3.2

Please provide your absolute Scope 1 and 2 emissions and electricity consumption for the manufacture or assembly of hardware/components part of your business

Business activity	Scope 1 emissions (metric tonnes CO2e)	Scope 2 emissions (metric tonnes CO2e)	Annual electricity consumption (MWh)	Electricity data collection method

ICT3.3

Please identify the percentage of your products meeting recognized energy efficiency standards/specifications by sales weighted volume (full product range)

Product type	Standard (sleep mode)	Percentage of products meeting the standard by sales volume (sleep mode)	Standard (standby mode)	Percentage of products meeting the standard by sales volume (standby mode)	Standard (in use mode)	Percentage of products meeting the standard by sales volume (in use mode)	Comment

ICT3.4

Of the new products released in the reporting year, please identify the percentage (as a percentage of all new products in that product type category) that meet recognized energy efficiency standards/specifications

Product type	Standard (sleep mode)	Percentage of new products meeting the standard (sleep mode)	Standard (standby mode)	Percentage of new products meeting the standard (standby mode)	Standard (in use mode)	Percentage of new products meeting the standard (in use mode)	Comment

ICT3.5

Please describe the efforts your organization has made to improve the energy efficiency of your products

ICT3.6

Please describe the GHG emissions abatement measures you have employed specifically in your ICT manufacturing operations

ICT3.7

Do you provide carbon emissions data to your clients regarding the hardware/component products they procure?

ICT3.7a

How do you provide carbon emissions data to your clients regarding the hardware/component products they procure?

Further Information

Page: ICT4. Manufacture of software

ICT0.1d

Please identify whether "manufacture of software" comprises a significant component of your business within your reporting boundary

No

ICT4.1

Please provide a description of the parts of your business that fall under "manufacture of software"

ICT4.2

Please provide your absolute Scope 1 and 2 emissions and electricity consumption for the software manufacture component of your business

Business activity	Scope 1 emissions (metric tonnes CO2e)	Scope 2 emissions (metric tonnes CO2e)	Annual electricity consumption (MWh)	Electricity data collection method

ICT4.3

Please describe your gross combined Scope 1 and 2 emissions for the software manufacture component of your business in metric tonnes CO2e per unit of production

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change

ICT4.4

What percentage of your software sales (by volume) is in an electronic format?

ICT4.5

Do you provide carbon emissions data to your clients regarding the software products they procure?

ICT4.5a

How do you provide carbon emissions data to your clients regarding the software products they procure?

Further Information

Page: ICT5. Business services (office based activities)

ICT0.1e

Please identify whether "business services (office based activities)" comprise a significant component of your business within your reporting boundary

No

ICT5.1

Please provide a description of the parts of your business that fall under "business services (office based activities)"

ICT5.2

Please provide your absolute Scope 1 and 2 emissions and electricity consumption for the business services (office based activities) component of your business

Business activity	Scope 1 emissions (metric tonnes CO2e)	Scope 2 emissions (metric tonnes CO2e)	Annual electricity consumption (MWh)	Electricity data collection method

ICT5.3

Please describe your gross combined Scope 1 and 2 emissions for the business services (office based activities) component of your business in metric tonnes per square meter

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change

ICT5.4

Please describe your electricity use for the provision of business services (office based activities) component of your business in MWh per square meter

Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change

Further Information

Page: ICT6. Other activities

ICT0.1f

Please identify whether "other activities" comprise a significant component of your business within your reporting boundary

No

ICT6.1

Please provide a description of the parts of your business that fall under "other"

ICT6.2

Please provide your absolute Scope 1 and 2 emissions and electricity consumption for the identified other activity component of your business

Activity	Scope 1 emissions (metric tonnes CO2e)	Scope 2 emissions (metric tonnes CO2e)	Annual electricity consumption (MWh)	Electricity data collection method

ICT6.3

Please describe your gross combined Scope 1 and 2 emissions for your defined additional activity using an appropriate activity based intensity metric

Activity	Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change

ICT6.4

If appropriate, please describe your electricity use for your defined additional activity using an appropriate activity based intensity metric

Activity	Intensity figure	Metric numerator	Metric denominator	% change from previous year	Direction of change from previous year	Reason for change

Further Information

CDP 2015 Climate Change 2015 Information Request

EXHIBIT C


THE GREEN REPORT 2011
CBS CORPORATION




CBS CORPORATION
A CBS Communications Group Publication
For more information please contact:
CBS Corporate Communications
at 212.975.1938 or CBSCC@cbs.com



A volunteer parent Green Team leader shares organic gardening plans with an interested student at Rosa Parks Elementary school in San Francisco, as part of EcoMedia's Green School Initiative.

WELCOME



In the year since our last CBS Green Report, we have made notable advances in our environmental initiatives, which I am gratified to share with you in this accounting.

CBS understands the synergy between operating in an environmentally responsible manner and its positive impact on our operations, our employees and the communities we serve all around the world. Using our resources to their most efficient potential, eliminating waste wherever it occurs and measuring and managing our company's carbon footprint not only benefits the environment, it is also the smartest, most forward-thinking way for us to run our businesses.

We take pride in the achievements detailed in this report while accepting the challenge to continue improving and building upon the steps we've already taken. The people of CBS are motivated and up to the challenge. Their passion and drive to make a difference on behalf of a cleaner, healthier environment inspires us as a corporation and as members of our communities.

Leslie Moonves

Leslie Moonves

President & CEO | **CBS Corporation**


CBS
CW
CBS RADIO
CBS SPORTS
CBS OUTDOOR
SHOWTIME
CBS NEWS
CBS CORPORATION



CONTENTS


CBS & YOU
THANK YOU

BUILDING ON OUR ENVIRONMENTAL PROGRESS AND SUSTAINABILITY SUCCESS

Los Angeles Conservation Corps SEA Lab in Redondo Beach, California hosts students from Latona Elementary at the annual Earth Day celebration funded by an environmental education grant from CBS Television Distribution
Opposite page: Miami-Dade Public Schools' students participate in the Education Fund "Plant A Thousand Gardens" program supported by WFOR/WBFS, Miami.

INTRODUCTION

Through our concerted efforts, CBS is becoming more environmentally responsible every day as we continue to recycle more, send less to landfills and measure and manage more of our carbon footprint around the world.

We remain committed to continuing our significant progress in key green initiatives year after year. CBS is focusing considerable time, attention and resources into making our corporation and all business units more energy efficient, more conservation-minded and less wasteful in all areas. Our goal is to improve the quality of the environment where we work and in the communities we reach. In the past year, CBS business units have:

- Sponsored and supported innovative recycling events and programs, and energy saving campaigns
- Worked with schools on environmental educational and green improvement programs
- Partnered with utilities on solar and water conservation campaigns
- Produced environmental public service announcements and provided public service airtime for green issues
- Helped stage and support local green fairs, concerts and festivals
- Partnered with local green organizations and campaigns to plant trees and clean beaches, rivers and public parks.



Our goals for each of our business units include cutting carbon footprints and reducing greenhouse gas emissions by using energy sources more efficiently; utilizing renewable sources of energy; conserving water and other resources; reducing our waste; increasing our recycling; employing green building and construction practices; and supporting local governments, municipalities and public agencies to help meet their own sustainability targets.


"This is leading by example of the highest order. Not only will CBS make a major impact by managing their own carbon emissions, but because of their extensive reach they can help educate others about their impact as well."
Pete Grannis, former Commissioner of New York Department of Environment and Conservation

New environmentally innovative green roof growing atop CBS corporate headquarters, Black Rock in New York City.

EYE ON THE CBS ENVIRONMENT

DOING MORE TO GREEN OUR FACILITIES AND INTERNAL ENVIRONMENT

The internal landscape of CBS business locations under our direct control are our biggest opportunities for making environmental improvements that deliver immediate positive benefits for our employees' daily quality of life and the communities we operate in, while cutting our carbon footprint. These same improvements also deliver economic benefits with short-term return on investment and long-term annual savings.

CBS has expanded our carbon footprint measurement, monitoring and management efforts through the Climate Registry, a North American non-profit organization that sets consistent and transparent standards to calculate, verify and publicly report greenhouse gas emissions into a single registry. We have added reporting on our operations in New York to our previously included West Coast operations. We are also now reporting carbon footprint findings from CBS Outdoor International operations in the U.K., France, Netherlands, Spain, Italy and Ireland. CBS remains the only major media company to voluntarily report through the Climate Registry carbon management program.

Energy efficiency improvements are being made in all CBS business units, including an ongoing migration to new LED lighting and the other low-energy use lighting systems, which not only cut electric consumption but also reduce heat and the need for cooling.



SOLAR PANELS NOW INSTALLED ON SOME STAGES, BUILDINGS AND PRODUCTION VEHICLES ARE GENERATING GREEN RENEWABLE ELECTRICITY

A newly installed 411-kilowatt solar photovoltaic system atop CBS TV City Studio is now generating 635,000 kWh of green electricity while a new Energy Star CoolRoof features a highly reflective "white" surface, minimizing heat gain/loss.



Other energy efficiency steps we have taken are:

- Motion sensors and other automated programs are turning off lights, air conditioning and other equipment when not in use
- New, highly-efficient printers are replacing old, energy-wasting printers as well as greatly reducing the number of printers needed in a company-wide initiative
- Solar panels have been installed on some stages, buildings and production vehicles are generating green, renewable electricity
- Highly efficient new A/C technology and practices are reducing our overall power needs
- "Cool Roof" technology and energy efficient green roof practices are significantly cutting building energy consumption
- Old transmitters are being replaced by more efficient units creating less heat and using less electricity.

Recycling of paper, cardboard, plastics, aluminum, batteries, glass, CDs, DVDs and electronic-waste is becoming the standard in all our offices, on our sets, in our studios and on location, diverting hundreds of tons of materials that were previously disposed of in landfills. The expanded use of recycled materials, including paper and office supplies, is being adopted across our operations.



"The Mentalist's" solar panels in action powering base camp while on location in the City of Industry, California.

Sustainable production practices many of them inspired by the example of CBS Television Studio's acclaimed "The Good Wife," are now in place at several of our Television, Radio, Film and Interactive production facilities.

For example:

- The drive to eliminate disposable plastic water bottles in CBS offices and on sets coast to coast and replace them with reusable water bottles is widespread
- Production food services are using biodegradable or reusable plates and utensils and eliminating the use of Styrofoam
- Expanded use of iPads and the electronic distribution of documents, scripts, photos, video clips and other media have eliminated the printing and distribution of hundreds of thousands of pages of paper.



"We commend CBS for joining the premier carbon management program in North America. Measuring your emissions in a credible way is inextricably linked to reducing your impact on the planet and its resources."

Mary Nichols, Chair of the California Air Resources Board and a Registry Board Director

Conserving water is now considered an essential practice at CBS business units—both inside our buildings and for outside landscaping. We're using a wider variety of technology to achieve reductions, including auto sensors in sinks and toilets, switching to dry extraction cleaning processes and more efficient servicing of A/C systems.

Sustainable transportation in the form of more fuel efficient/energy efficient vehicles, such as hybrid cars and hybrid Electronic News Gathering trucks, are replacing older, less green company vehicles. CBS is encouraging and supporting our employees to carpool, use public transportation and choose bicycle commuting to help cut our transportation carbon footprint.

We continue to expand our **green building practices** as the CW added the U.S. Green Building Council's LEED certification to their facility in the past year, as did our KYW/WPSG CBS TV stations in Philadelphia. The installation of new high-tech DuroLast reflective roofing systems at our Ft. Lauderdale Interactive Offices and our KVTV/KTXA Dallas-Ft. Worth TV stations meet LEED specifications and dramatically improve insulation performance, cutting heat loss in the winter and reducing heat gain in the summer.

CBS is encouraging and facilitating **sourcing of sustainable products and services** through our 2nd Annual Green Vendor Expo in 2011, where we'll again feature prescreened green vendors showcasing their range of products and services for our family of business units. We have also partnered with our office supply vendor, Staples, to implement a more sustainable purchasing program that offers CBS employees a wider range of eco-friendly alternatives.



CBS executives Tom Hogan, Paul Polizzotto, Michael Klausman and Young and Restless star, Greg Rikkart, attend the 2010 CBS Green Vendor Expo.

We are sharing the story of our green growth and the sustainability lessons we're learning by **communicating with employees and stakeholders** on a more regular basis. Our EcoMedia division just conducted its first annual green survey with members of our Communications Department and Environmental Health and Safety Council from each business unit. CBS Broadcast Publicity is currently producing a series of videos to recognize the men and women affiliated with CBS who have spearheaded efforts that make their divisions or production areas more energy efficient and ecologically friendly.

CBS_GreenR_140x216mm.indd 11 24/05/2011 11:02

HIGHLIGHTING SPECIAL ENVIRONMENTAL ACHIEVEMENT

CBS STUDIO CENTER

In 2010, CBS Studio Center installed 23 proximity switches on each of its 20-x-30-foot utility stage "elephant" doors. These switches cut unnecessary cooling by turning off air conditioning when the elephant doors are left open by more than three feet and for longer than ten minutes. Installation of new proximity switches will save the Studio 764,000 kWh of electricity per year.

CBS ENTERTAINMENT

CBS "The Good Wife" and "Blue Bloods" are filmed on NY state's first solar-powered sound stage. "The Good Wife" continues to set the green innovation standard, implementing a compost disposal system that collects daily food waste which is used to fertilize local rooftop gardens and area farms; employing solar-powered actor campers; and driving only hybrids or Smart Cars for their production cars. The California set of "The Mentalist" uses a hybrid base camp that includes both solar-powered and biodiesel fueled generators and a 40-foot trailer equipped with solar panels.



SHOWTIME

This division is cutting wasteful energy use through the automatic shutdown of all non-essential equipment overnight and use of sensory lighting. Showtime has eliminated individual plastic water bottle use through the installation of Quench water units and distribution of "SHO Green" reusable water bottles to all employees, saving $10,000 annually. Greatly expanded recycling efforts now include CDs, DVDs, pens, pencils and markers as well as a switch to using 100% recycled material for stationary and business cards. The division also created an innovative "SHO Green" Web site that provides employees with "green" tips, resources, updates and encouragement.

CBS TELEVISION STATIONS GROUP

Energy efficiency improvements in lighting and air conditioning systems are producing dramatic savings at stations in New York, Chicago, Philadelphia, Boston, Detroit, San Francisco, Pittsburg, Denver, Dallas-Fort Worth and Atlanta. WBZ/WSBK in Boston is cutting electricity costs by 60% annually through a lighting system upgrade with a two-year return on investment (ROI). KPIX/KBCW in San Francisco received over $36,000 in utility rebates. Efficiency upgrades at KCNC in Denver are receiving rebates from Xcel Energy utility and saving 135 kWh annually. KOVR/KMAX in the Sacramento-Stockton-Modesto market has installed a new high efficiency transmitter and is receiving a rebate from the local utility in recognition of its efficiency. Field crews across the division are utilizing LED lighting, which reduces loads on batteries, extending their life, resulting in less waste being produced.

CBS CORPORATE HEADQUARTERS, NEW YORK

An innovative new living "Green Roof" installed atop CBS Corporate headquarters in NYC is reducing energy costs, thermal loading and urban heat island effect while removing greenhouse gases and rainwater pollutants, generating oxygen, restoring habitat and extending roof lifetime. Also, a new, high-efficiency air filtration system installed in the building cuts electrical use by 160,000 kWh's annually and eliminates about 5,000 filters from disposal in landfills. Lastly, a new TelePrescence video conferencing room is reducing the need for airline travel, thus cutting our carbon footprint.

CBS OUTDOOR

This division earned the Southern California Edison award for its efforts in energy efficiency that will save 2,000,000 kWh hours annually. Several solar panel billboards are now equipped with high-efficiency LED lighting and energy management software. CBS Outdoor is now recycling nearly 100% of discarded polyethylene (PE) and polyvinyl chloride (PVC) billboard copy and has recycled more than 735,679 pounds of PE in 2010 – 71% increase over 2009 – and 1,935,257 pounds of PVC – 29% increase over 2009. CBS Outdoor Italy installed a 20kW rooftop solar photovoltaic system at its Milan headquarters, reducing energy costs by 36% and CO2 by over 26 metric tons per year. A new supplier of electricity for CBS Outdoor France provides 100% renewable energy for their billboards and 100% solar energy for the production of bus shelter installations.

CBS TELEVISION CITY STUDIOS

A newly installed 411-kilowatt solar photovoltaic system is now generating 635,000 kWh of green electricity while a new Energy Star Cool Roof features a highly reflective "white" surface, minimizing heat gain/loss and saving approximately $19,000 yearly in air conditioning costs. A fleet of hybrid Toyota Priuses were added in June to replace older vehicles for production location transportation.

CBS SPORTS

CBS Sports remodeled its studio, adding more energy-efficient LED lighting to its set along with installing light timers and motion sensors throughout its offices. Green efforts have not only included actively and aggressively recycling e-waste, paper, plastics and cardboard, but also strongly advocating for on-site recycling programs at major sport venues across the country.

SIMON & SCHUSTER

S&S is rapidly transitioning to digital publishing as readers' preference becomes e-books. The division is now producing significantly fewer physical books, greatly reducing the use of paper and other printing materials while cutting manufacturing, warehousing and shipping-related carbon footprints. The replacement of publisher's paper and ink-printed product catalogs with all digital versions in 2011 further cuts printing, distribution, and waste-related energy use and emissions.



Model Rachel Reynolds shows off a Honda Insight, one of the many eco-friendly prizes given away on the Earth Day episode of "The Price Is Right," which aired Friday, April 22 on the CBS Television Network.

COMMUNICATING GREEN

USING OUR MEDIA RESOURCES TO INFORM COMMUNITIES AND INSPIRE ENVIRONMENTAL CHANGE.

The power of our unparalleled media reach via television, radio, internet, film, cable, publishing and outdoor advertising allows CBS to directly connect with audiences, wherever they may be. We continually develop and produce ways to best leverage that connection with the goal of inspiring and motivating people and their communities to embrace improved environmental practices.

As their trusted messenger, informer and entertainer, people look to CBS for responsible environmental news, information, education and advice that engages and enlightens them on a personal level.

We deliver on those expectations with:

- Top-rated entertainment programming that also shares important green messages and practical ways to improve the environment
- Award-winning news reporting and investigation of environmental stories and issues that offer audiences objective facts and reliable information
- Opportunities for individuals to make a green, carbon-cutting difference at home, at work and in their communities.



More than 100 volunteers came out for CBS RADIO Atlanta's dave-fm "Labor Dave Workday" to help spread mulch in Piedmont Park in exchange for concert tickets

CBS RADIO Atlanta station WZGC (dave-fm) lends support at "Taste of Atlanta"

Here are just some of the ways that CBS business units were effectively communicating green in the past year:

CBS Radio stations in all markets broadcast valuable information and opportunities to their local listeners about:

- The emergence of new electric vehicles
- Reducing car and truck emissions
- Adding bike lanes to city streets
- The benefits of cool roofs
- Building community gardens
- Waste reduction and recycling
- Household chemical recycling
- Conserving energy
- Community cleanups and local environmental events.



Stations are partnering with their communities to promote and to sponsor green events and using their on-air and online assets and in-person appearances to further connect and communicate while regularly scheduled green programming, including the "CBS Radio News Green Air Minute" and local "Going Green" segments, keeping environmental issues relevant and prominent.

CBS_GreenR_140x216mm.indd 18 24/05/2011 11:02


Kristine Johnson
saveourgulf.org
EcoMedia
A CBS COMPANY

WCBS-TV New Anchor Kristine Johnson encouraging viewers to assist with help to our gulf affected by the oil spill in June 2010.

One standout example, WZGC in Atlanta, Ga., reached out to its listeners in a few innovative ways, including its inaugural "dave-fm Earth Day Birthday" concert and environmental event; a "Rock for Roots" transformation of a 40,000 square foot parking lot into a temporary park to spotlight the need for more greenspace; a monthly "Workforce" volunteer initiative that helped mulch areas of the city's largest greenspace, Piedmont Park, cleaned neglected sections of the Chattahoochee River and planted trees in forgotten urban areas of downtown Atlanta; and the weekly "Going Green with Rocco" AM drive segment that shares cost-effective and simple ways for listeners to go green in their everyday lives.

CBS Television Distribution's "Wheel of Fortune" broadcast its 4th annual "Going Green" week in 2011, offering viewers daily tips for green living including sustainable style options with eco-friendly apparel worn by Vanna White and an introduction to the revolutionary new Chevy Volt electric car, which was featured as a prize. New green categories and consumer tips on "Jeopardy" continue to heighten viewer awareness about environmental issues.

CBS Television Stations responded to the BP oil spill in the Gulf of Mexico with WCBS producing a public service announcement with CBS Corporation's EcoMedia division. Aired by nine stations in our TV Group, the spot directed viewers to saveourgulf.org for ways to help with relief efforts. Our owned and operated stations are airing regular PSAs and features showing viewers how to save energy, go solar, start gardens, recycle, compost, conserve water, cut greenhouse gas emissions and adapt to climate change impacts. CBS reporters and weathercasters are visiting schools and presenting live programs in their communities to directly reach and teach students about environmental issues.




MOBILE
WEATHER
LAB

Meteorologists Carol Erickson (left) and Kathy Orr launched the new CBS 3 Mobile Weather Lab live on location in Philadelphia, PA.





Earth Day grant provided by CBS Television Distribution to fund environmental education field trip for Latona Elementary or Fifth Grade Students.



CBS News reports to viewers the latest environmental news and issues on a daily basis through the "Early Show" and "Evening News" broadcasts, with additional feature stories and segments covering green initiatives, products, individuals and sustainable lifestyle choices.


CNET
ENERGY EFFICIENCY GUIDE
Green Guide Home
Efficiency guides
Green Car Buying Guide
Green Tech Blog

CBS Interactive's SmartPlanet.com Web site is dedicated to making our world a better place in which to live and offers expert advice, news, information, blogs and videos on energy, green technology, green business and other sustainability subjects. CNET's Energy Efficiency Guides continually provide consumers with Power Savings Ratings for newly-released technology and electronic products while the highly popular "CNET Green Tech Blog's" sole focus is accessible and understandable eco news and analysis.

CBS Entertainment shows like "The Talk" feature guests and topics focusing on green ways viewers can make a positive difference in the envrionment. The "Late Show with David Letterman" continues to differentiate itself by interviewing the prominent environmental leaders of our day on important green issues facing our country. Both "The Price is Right" and "Let's Make a Deal" feature and promote eco-friendly prizes throughout their season and produce special Earth Day episodes that focus exclusively on green, sustainable products and services, including offering electric and hybrid cars and energy-saving appliances as prizes.





Community volunteers in Atlanta planting trees as part of WZGC's Workforce program.



Students at Everette M. Dirksen school in Cook County Illinois studying Earthbox sustainable gardening as part of EcoMedia's Green School Initiative.

CBS LAUNCHES THE ECOAD PROGRAM

TRANSFORMING ADVERTISING TO PRODUCE TANGIBLE ENVIRONMENTAL BENEFITS FOR COMMUNITIES THROUGH THE ECOAD PROGRAM

When CBS acquired EcoMedia in 2010, the Company recognized the unique opportunity to bring new media options to advertisers and expand environmental improvements beyond our own internal operations and communications capabilities. Since 2002, EcoMedia has directed millions of advertising dollars into green school makeovers, solar installations at city halls and airports, as well as municipal energy retrofits and other green community projects.



January 11, 2011 EcoAd Program launch party presenters, New York City. Leslie Moonves, CBS President and CEO, Paul Polizzotto, President EcoMedia, Former Governor George Pataki, Robert F Kennedy Jr. and Terry Tamminen.

Now in its second year as a CBS Company, EcoMedia has again revolutionized the way that advertisers can "do well by doing good" for the environment with a new advertising program that is already seeing widespread success.

Introducing the EcoAd program

On January 11, 2011, CBS celebrated the official launch of its groundbreaking EcoAd program. Leaders from the environmental, business and governmental communities joined CBS President and CEO, Leslie Moonves; EcoMedia Founder and President, Paul Polizzotto; Former Secretary of the California EPA, Terry Tamminen; NRDC Senior Counsel and Founder and President of Waterkeeper Alliance, Robert F. Kennedy Jr.; and former Governor of New York, George Pataki at the event.



Scene from EcoAd TV spot, voice by Emmy award winner, Laurence Fishbourne.

The pioneering EcoAd program provides advertisers with the opportunity to support critical environmental projects in communities across the country. These projects have high priority goals, including job creation, taxpayer savings, cleaner air and reduced greenhouse gas emissions.

The EcoAd program is about delivering meaningful impact directly to communities that need it more than ever. That positive impact on the environment and society is what generates EcoAd's unprecedented added value for our advertisers and partners. Both local and national advertisers have since joined the EcoAd program which continues to grow along with awareness and enthusiasm for this innovative business model.

An EcoAd advertisment is:

- A transformational breakthrough in the media industry that turns advertisements into vehicles that directly benefit communities.
- An important new differentiating choice in the advertising marketplace.
- A clear signal to consumers that the advertisers are participating in a program that contributes direct funding and resources to local projects with environmental and social benefits.
- A valuable resource for communities, allowing them to make measureable progress toward achieving their climate action plans and other environmental and sustainability priorities.
- An obvious link between an advertiser's campaign and the funding of local projects such as solar panel installations on schools, energy efficiency projects in city facilities and water conservation measures in low-income housing developments.

To ensure the highest standards and utmost integrity of the EcoAd program, CBS is developing EcoAd Program Guidelines, which will provide comprehensive review and scrutiny at each of the following key stages:

1. **Sourcing projects**
2. **Funding projects**
3. **Overseeing project implementation**
4. **Monitoring and verifying projects**


ecoad

www.ecoad.cbs.com

A portion of the proceeds from the sale of each EcoAd advertisment goes to projects we believe will benefit the environment. EcoAd is not a certification program nor is the EcoAd logo a seal of approval. EcoMedia does not in any way certify, endorse or make any representations about EcoAd advertisers, their products or services.





EcoMedia has also engaged with key leading environmental organizations for their support and guidance as advisors to review and take part in the development of these EcoAd guidelines.



EcoAd Accomplishments

Arlington, Texas—Randol Mill Park "Greening" Initiative
EcoMedia and the City of Arlington, Texas, recently established a public-private partnership to support the city's green initiatives at no additional cost to taxpayers.


What if ads could put people to work?
ecoad

A Chevrolet EcoAd grant will fund improvements through sustainability upgrades and enhancements at 149-acre Randol Mill Park, including sustainable landscaping around the new barrier-free playground, LED lighting and other energy efficiency and water conservation measures in the new ballpark concession and restroom facility, renewable energy-generating solar panels on the building rooftop, and interpretive signage that will educate park visitors about the benefits being achieved through these measures.



The estimated benefits of these upgrades include approximately 12,010 hours of additional project labor, a 30% reduction in the park's energy consumption and a 20% reduction in water consumption.

From top: Greening Initiative improvements funded by Chevrolet EcoAd program
SunPower Corp. volunteers installing new solar photovoltaic panels at Telegraph Hill Community Center in San Francisco, CA funded by SunPower Corp. EcoAd program.
Outdoor Billboard promoting launch of the CBS EcoAd program.
EcoMedia's Green Schools Initative students engaged in organic garden curriculum.



San Francisco, Calif.—Telegraph Hill (Tel-Hi) Community Center

An EcoAd grant made possible by SunPower provided gap funding to complete a 28kW rooftop solar PV system at Telegraph Hill Community Center located in San Francisco's northeast neighborhood. This solar project is estimated to reduce the Center's energy usage by 42,567 kWh per year, resulting in a reduction of 835 metric tons of CO2 over the lifetime of the system. The Community Center includes a day care center, senior care and programs, gymnasium and garden.

An EcoMedia partnership with the City of San Francisco and the Office of the Environment is funding this project through a collaborative effort with One Atmosphere, a non-profit organization dedicated to combating climate change and preserving our environment for generations to come. One Atmosphere accomplishes its mission through projects that help individuals get involved in climate change solutions in their everyday lives.



Shrewsbury, Mass.—Floral Street Elementary School Solar Installation

A grant made possible by Avidia Bank will support a solar PV installation in an "outdoor classroom" area at the rear of the school where students learn about all things natural, environmental and sustainable. The installation is visible from many school areas and in the coming year will be used by students and parents year round.

Teachers at the school will also be introduced to renewable, energy-related curricula, including how solar Photovoltaic (PV) systems work and how to use their online data about the solar system as teaching points in their science and math classrooms. Ongoing support with materials and accessible online data will keep information updated and always current.

This system will also reduce the school's annual electricity usage by approximately 1,900 kWh annually.

Additional EcoAd Projects in the Pipeline

Many more environmental projects are currently underway and will start before the end of 2011. Communities across the country will be putting additional EcoAd dollars to use on projects that create more jobs, save taxpayers more money and improve the quality of peoples' lives in local communities.



EcoAd Portfolio Review and Verification

EcoMedia will be developing an annual EcoAd project portfolio performance summary that will include aggregated GHG emissions reduction, energy savings, cost savings, job creation and other conservation and community impacts of all completed projects.

WHAT PEOPLE ARE SAYING ABOUT CBS AND THE ECOAD PROGRAM

"EcoMedia's EcoAd program has been one of the best ideas I have encountered to conserve and protect our natural resources... Cities get much needed funds; communities get cleaner water, air and green spaces; and corporations can put their resources to work for the betterment of society. Now as a CBS company, EcoMedia is partnered with a major media conglomerate to take the next logical and necessary step."

Robert F. Kennedy, Jr., Founder & President, Waterkeeper Alliance and Senior Counsel, NRDC

"Chevrolet recently announced that it will invest $40 million in various clean energy projects throughout America with a goal to reduce 8 million metric tons of carbon dioxide emissions. Eco Media's EcoAd model provides us with an excellent opportunity to help promote energy savings, renewable energy, responsible use of natural resources and conservation in local communities across the United States."

Chris Perry, Vice President, Chevrolet Marketing

"As Governor of New York, I always understood that whether it was the preservation of over 1 million acres of open space for use by future generations or the establishment of cutting edge programs like the nation's first green building tax credit, improving our environment and creating jobs are not mutually exclusive goals. That's why I applaud EcoMedia for developing an innovative source of funding to do the same thing across America, making our communities healthier, more energy independent and more competitive in the global economy."

George E. Pataki, Former Governor, State of New York

"Americans today are looking for companies to be environmental heroes - to take bold, audacious actions that positively affect individuals, communities, and the planet. They want more than lip service or small, incremental change. They want, and deserve, action. EcoAds offer a powerful tool for companies to demonstrate their commitment and leadership, providing solutions to climate change, helping to improve schools and communities, and yielding an admirable ROI for all involved."

Joel Makower, Chairman & Executive Editor, GreenBiz Group, Inc.

"We are really part of a larger community of sustainable companies, so the notion of actually being able to go through the EcoAd program and help kids understand the benefits of organics, nutrition and sustainability is a good opportunity for Safeway and O Organics. We have highly valued this partnership."

Alex Petrov, Vice President, Consumer Brands, Safeway, Inc.





THE SUSTAINABLE FUTURE OF CBS

OUR VISION FOR A CLEANER, GREENER, HEALTHIER TOMORROW

CBS has made significant strides in its efforts to minimize the environmental impact of our operations in the communities in which we operate. We remain strongly committed to doing more and finding additional ways to become more sustainable and help our audiences do so too.

We believe that sustainability is neither a temporary trend nor a project to be completed, but rather an on-going responsibility to our employees, shareholders and the communities we serve. Our first comprehensive sustainability plan has recently been developed by the CBS Outdoor business unit in Europe and is based on the stringent standards and best practices of top third-party organizations.



We are making environmental sustainability a core component of our daily operations and part of the mindset of our employees and organization.

The future of CBS promises to be cleaner, greener and healthier as a result.



CONCLUSION

We remain committed to making the environment and quality of life better wherever CBS operates and reaches people with our media assets. We are enthusiastic about the improvements that we have made internally to cut our overall environmental footprint and provide healthier, more sustainable workplaces for our employees and partners. We embrace our responsibility to continue improving our energy efficiency, sending less waste to landfills, conserving more water and generating fewer carbon emissions from our transportation. CBS is steadfastly dedicated to connecting and interacting with our audience to help educate and inspire them to become greener and more sustainable in their own environments.












CBS CORPORATION
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